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SEC FILE NUMBER
8-69608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PNFP CAPITAL MARKETS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 3RD AVE. SOUTH, SUITE 900
(No. and Street)

Nashville	TN	37201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Wunderlich	901-270-3107	gary.wunderlich@pnfp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LBMC, PC
(Name – if individual, state last, first, and middle name)

201 FRANKLIN RD, BOX 1869	Brentwood	TN	37024
(Address)	(City)	(State)	(Zip Code)

10/20/03	450
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Wunderlich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PNFP CAPITAL MARKETS, INC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PHILLIP STEVENSON STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY My Commission Expires May 5, 2028

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PNFP CAPITAL MARKETS, INC.

Financial Statements
For the Fiscal Year End
December 31, 2024
With
Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PNFP Capital Markets, Inc. as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PNFP Capital Markets, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PNFP Capital Markets, Inc.'s management. Our responsibility is to express an opinion on PNFP Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PNFP Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on Page 11 has been subjected to audit procedures performed in conjunction with the audit of PNFP Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of PNFP Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

We have served as PNFP Capital Markets, Inc.'s auditor since 2016.

Brentwood, Tennessee
February 25, 2025

PNFP CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	3,059,061
Clearing deposit		153,617
Accounts receivable		47,196
Prepaid expenses and other assets		206,835
Goodwill		2,287,000
Intangible asset, net of amortization of $3,550		209,450
Total Assets	$	5,963,159

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	7,973
Payable to Parent, net		314,114
Total Liabilities		322,087

Stockholder's equity

Common stock, no par value, 100 shares authorized and issued		-
Additional paid-in capital		3,750,000
Retained earnings		1,891,072
Total Stockholder's Equity		5,641,072
Total Liabilities and Stockholder's Equity	$	5,963,159

See accompanying notes.

2

PNFP CAPITAL MARKETS, INC.
Statement of Income
For the Year Ended December 31, 2024

Revenues

Investment banking fees	$	1,417,196
Interest		2,632
Total revenues		1,419,828

Expenses

Personnel compensation and benefits	1,631,845
Business insurance	180,154
Administrative and office expense	166,716
IT, data and communications	127,687
Occupancy and equipment	104,868
Travel, meals and entertainment	107,503
Professional services	101,365
Clearing charges	93,750
Licenses and registration	23,360
Other expenses	20,284
Total expenses	2,557,532
Loss before income taxes	(1,137,704)
Income taxes benefit	(273,049)

Net loss	$	(864,655)

See accompanying notes.

3

PNFP CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2024

| | Common Stock | | Additional Paid- | Retained Earnings | |
	Shares	Par Value	in Capital	(Deficit)	Total
Balance at December 31, 2023	100	$0	$ 1,350,000	$ 2,755,727	$ 4,105,727
Capital contribution			2,400,000		2,400,000
Net loss				(864,655)	(864,655)
Balance at December 31, 2024	100	$0	$ 3,750,000	$ 1,891,072	$ 5,641,072

See accompanying notes.

4

PNFP CAPITAL MARKETS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows used by operating activities		
Net loss	$	(864,655)
Adjustments to reconcile net loss to cash used in operating activities:		
Amortization		3,550
Changes in operating assets and liabilities:		
Change in accounts receivable		(27,196)
Change in prepaid expenses and other assets		(72,835)
Change in clearing deposit		(2,633)
Change in accounts payable		(133,414)
Change in payable to Parent		218,124
Net cash used by operating activities		(879,059)
Cash flows from investment activities		
Acquisition of business assets		(2,500,000)
Net cash used by investing activities		(2,500,000)
Cash flows from financing activities		
Proceeds from capital contribution		2,400,000
Net cash provided by financing activities:		2,400,000
Net decrease in cash and cash equivalents		(979,059)
Cash and cash equivalents		
Beginning of period		4,038,120
End of period	$	3,059,061

PNFP CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2024

1. Organization

PNFP Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of Pinnacle Bank ("Parent" or "Stockholder"), incorporated in Tennessee in February 2015. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since October 2015.

The Company's primary business is investment banking services. In April of 2023, the Company received FINRA approval to expand its business to include corporate securities underwriting. It operates under the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3 (k2)(ii) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release. The Company does not hold funds or securities for customers and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its bank account in a high credit quality institution. Deposits at times may exceed federally insured limits.

Receivables and Deposits from Clearing Broker
The Company has entered into a clearing agreement with Hilltop Securities Inc. (the 'Clearing Broker'), which clears all of the Company's securities transactions. The Company is required to maintain a deposit in cash or securities, and this deposit is refundable if, and when, the Company ceases doing business with the Clearing Broker.

Allocation of Expenses
The Company entered into an expense-sharing agreement with its Parent in 2015. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Nashville, Tennessee are allocated to the Company from its Parent. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the expenses at any time during the year. See Note 3.

Income Taxes
The Company entered into a tax-sharing agreement with Parent effective January 1, 2016. Under the tax sharing agreement, the Company is a member of the affiliated group. The allocation of taxes is based on each individual member's taxable income (loss), credits to tax and benefit of a deduction to the member who provided such deduction to the consolidated return. If the member incurs a tax loss that it cannot carry-back on a separate taxpayer basis, but may use as a carry-forward, and the tax loss is used to reduce the current consolidated liability, the member must record a current tax benefit and either receive payment from its Parent or offset payables owed to its Parent.

6

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, resulting in a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company earns revenue from the following advisory services: Merger & Acquisition; Private Placement of Debt & Equity; Underwriter or selling group participant (corporate securities)- firm commitment offering; and Other Advisory & Consulting. The Company recognizes revenue for these advisory services as follows:

Merger and Acquisition Advisory: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction price and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed, normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Private Placements of Debt and Equity: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction amount and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Underwriting or selling group offerings: primarily consists of fees earned from managing public securities offerings, including initial public offerings. These fees are recognized when the performance obligation is satisfied, which generally occurs on the trade date of the offering, when the underwriting agreement becomes legally binding and the Company has performed its underwriting services.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Other Advisory and Consulting: Revenue is based on the scope of work outlined in the engagement letter and is generally structured as an engagement fee or retainer fee. Engagement or retainer fee revenue is recognized as the scope of work is completed.

Revenue from all services is recognized as outlined above and in accordance with the Company's revenue recognition policy.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

Goodwill and intangible assets

The goodwill and intangible assets recognized in the Company's financial statements arose from the acquisition of certain assets of a business providing merger and acquisition and capitalization advisory services. The asset purchase occurred on November 18, 2024, for a cash consideration of $2,500,000. The acquisition facilitates the transition of key business employees, along with their accumulated industry knowledge, expertise, contacts, and reputation in the mergers and acquisitions industry. Intangible assets primarily consist of a customer contract list and identifiable customer relationships. Goodwill primarily reflects:

- **Industry Knowledge and Expertise**: The specialized knowledge and know-how of the transitioning employees in the broker-dealer industry.
- **Professional Contacts and Networks**: Established relationships and networks within the industry that are expected to enhance future business opportunities.
- **Reputation and Status**: The strong reputation and standing of the transitioning employees, which is anticipated to contribute to the Company's competitive positioning and client acquisition capabilities.

Further breakdown of Goodwill and intangible assets can be found on Note 7. Goodwill and intangible assets are reviewed annually for impairment or more frequently if events or circumstances indicate a potential reduction in its fair value. As of December 31, 2024, no impairment indicators were identified.

Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on broker dealer activities, mainly investment banking. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM).

2.   Summary of Significant Accounting Policies (continued)

Segment Reporting (continued)

As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments.

Date of Management's Review

Subsequent events were evaluated through February 25, 2025, the date the financial statements were available to be issued.

3.   Related Party Transactions

The Company has an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays the Parent monthly for allocated expenses such as personnel services, occupancy and other administrative costs provided to the Company. Allocated expenses amounted to $1,924,140 for the year ended December 31, 2024. The Company also purchases insurance policies from a related party. As of December 31, 2024, the prepaid balance for insurance purchased from the related party was $143,199, which is included in prepaid expenses and other assets in the statement of financial condition.

Also, in accordance with the tax sharing agreement, the Company either receives payments from its Parent for current tax benefits (refer to Note 4) or offsets payables owed to its Parent. As of December 31, 2024, the Company had a net payable to Parent of $314,114.

4. Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

The provision for income taxes benefit is composed of the following:

Current

Federal	$	(238,918)
State		(34,131)
	$	(273,049)

5. Net Capital

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii)), which requires the net minimum net capital of $250,000. The Company elected the net capital rule alternative standard and is no longer subject to the aggregate indebtedness standard of paragraph (a)(1)(i) of Rule 15c3-1. As of December 31, 2024, the Company had net capital of $2,890,591 which was $2,640,591 in excess of its required net capital of $250,000.

6. Concentration of Revenue

Seventy (70%) percent of the revenue was earned from four customers.

7. Goodwill and intangible assets

The Company's intangible assets as of December 31, 2024, are summarized as follows:

Intangible Assets:

Customer contract list	$	38,000
Identifiable customer relationships		175,000
Goodwill		2,287,000
		2,500,000
Accumulated amortization		(3,550)
Net carrying amount	$	2,496,450

Accumulated amortization breakdown:

Customer contract list	$	38,000
Identifiable customer relationships		175,000
		213,000
Accumulated Amortization		(3,550)
	$	209,450

The Intangible assets are amortized over a period of 60 months. The Company reviews intangibles for impairment annually and whenever events or changes in circumstances indicate that the carrying value of such assets may not recoverable. No impairment charges were recorded during the year ended December 31, 2024.

8. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress through December 31, 2024.

PNFP CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2024

NET CAPITAL:

Total stockholder's equity	$	5,641,072
Less:		
Prepaid expenses and other assets		206,835
Accounts receivable		47,196
Goodwill		2,287,000
Intangible asset, net of amortization of $3,550		209,450
		2,750,481
Net capital before haircuts		2,890,591
Less haircuts		-
Net capital		2,890,591
Minimum net capital required		250,000
Excess net capital	$	2,640,591

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2024.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

PNFP CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 24, 2025

LBMC, PC
201 Franklin Road
PO Box 1869
Brentwood, TN   37024

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

PNFP Capital Markets, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2024.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placements and investment advisory services and the Company (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year and therefore is covered by Footnote 74 of the 2013 Release.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: *Gary Wunderlich*

Name: Gary Wunderlich

Title: President/CEO



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PNFP Capital Markets, Inc. (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: k(2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placements and investment advisory services (receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

PNFP Capital Markets, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the PNFP Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

LBMC, PC

Brentwood, Tennessee
February 25, 2025

PNFP CAPITAL MARKETS, INC.

NASHVILLE, TENNESSEE

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES ON SCHEDULE OF
ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2024





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of PNFP Capital Markets, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LBMC, PC

Brentwood, Tennessee
February 25, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME: PNFP CAPITAL MARKETS INC

SEC No.: 8-69608

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,419,828.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 1,419,828.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 93,750.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 93,750.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 1,326,078.00
8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 1,989.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 754.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00	
b	Any other overpayments applied	$ 0.00	
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 754.00	
d	Add lines 11a through 11c	$ 754.00	
12	**LESSER** of line 10 or 11d.		$ 754.00
13 a	Amount from line 8	$ 1,989.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 754.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 1,235.00
14	Interest (see instructions) for 0 days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 1,235.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-69608	Designated Examining Authority DEA: FINRA	FYE 2024	Month Dec
MEMBER NAME MAILING ADDRESS	PNFP CAPITAL MARKETS INC 21 PLATFORM WAY SOUTH SUITE 2300 NASHVILLE, TN 37203		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PNFP CAPITAL MARKETS INC	DAVID MORRIS JAMES
(Name of SIPC Member)	(Authorized Signatory)
2/20/2025	david.james@pnfp.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.